UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SOLARIS RESOURCES INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

83419D 20 1
(CUSIP Number)

Richard Warke
Suite 555, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
(604) 687-1717
Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Augusta Ozama Investment Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,543,977

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,543,977

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,543,977

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentages used herein are calculated based upon 161,848,241 outstanding shares of Solaris Resources Inc., as of June 14, 2024.

1	NAMES OF REPORTING PERSONS
Richard Warke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,672,522 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
61,672,522 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,672,522 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2) Includes (i) 115,673 common shares and 2,700,000 options to purchase common shares held directly by Richard Warke, (ii) 26,335 common shares held by Augusta Capital Corporation (“Augusta Capital”), (iii) 84,500 common shares held by Augusta Investments Inc. (“Augusta Investments”), (iv) 58,543,977 common shares held by Augusta Ozama Investment Limited Partnership, and (v) 202,037 common shares held by Ozama River Corp. (“Ozama”). Mr. Warke is the sole officer and director of Augusta Capital, Augusta Investments, Augusta Ozama Investment Limited Partnership, and Ozama.
(3) The percentages used herein are calculated on a partially diluted basis based upon 161,848,241 outstanding shares of Solaris Resources Inc., as of June 14, 2024, plus 2,700,000 options to purchase common shares held by Richard Warke, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1.  Security and Issuer.

a.	Title and Class of Securities:

Common Shares, no par value (the “Common Shares”)

b.	Name of Issuer:

Solaris Resources Inc. (the “Issuer”)

c.	Address of Issuer’s Principal Executive Offices:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

Item 2.  Identity and Background.

a.	Name of Reporting Persons:

(1)	Augusta Ozama Investment Limited Partnership
(2)	Richard Warke

b.	Residence or Business Address

(1)	Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
(2)	Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

c.	Occupation

(1)	Augusta Ozama Investment Limited Partnership is a Canadian limited partnership formed for investment purposes.
(2)	Richard Warke is executive chairman of the Issuer.

d.	Convictions

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Civil Judgments

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship
(1)	Augusta Ozama Investment Limited Partnership is a Canadian limited partnership.
(2)	Richard Warke is a citizen of Canada

Item 3.  Source or Amount of Funds or Other Consideration.

(1)
Augusta Ozama Investment Limited Partnership acquired the Common Shares pursuant to a reorganization transaction in accordance with section 97(2) of the Income Tax Act (Canada) and subsequent warrant exercise.

(2)	Richard Warke acquired the Common Shares using personal funds. He acquired the Options (defined below) in consideration of his services as executive chairman of the Issuer.

Item 4.  Purpose of Transaction.

Mr. Warke exercised Options on June 11, 2024, as discussed in Item 5(c) below, using personal funds.

As of the date hereof,  Richard Warke beneficially owned 58,972,522 Common Shares and 2,700,000 options to purchase Common Shares of the Issuer (the "Options"). The Options were granted pursuant to the Issuer's Stock Option Plan to the Reporting Person in consideration of his services as executive chairman of the Issuer.

The outstanding Options were granted as follows:
January 2 2020 – Option Grant
On January 2, 2020, the Issuer granted Richard Warke 250,000 Options. The Options are exercisable at a price of C$0.80 per share, expire on January 2, 2025, and are fully vested and exercisable.
May 27, 2020 - Option Grant
On May 27, 2020, the Issuer granted Richard Warke 1,000,000 Options.  The Options are exercisable at a price of C$0.80 per share, expire on May 27, 2025, and are fully vested and exercisable.
November 16, 2020 - Option Grant
On November 16, 2020, the Issuer granted Richard Warke 950,000 Options.  The Options are exercisable at a price of C$4.90 per share, expire on November 2, 2025, and are fully vested and exercisable.
February 24, 2023 - Option Grant
On February 24, 2023, the Issuer granted Richard Warke 500,000 Options.  The Options are exercisable at a price of C$5.94 per share, expire on February 24, 2028, and vest as follows: 1/4 on February 24, 2024; 1/4 on February 24, 2025; 1/4 on February 24, 2026, and 1/4 on February 24, 2027.
Except as reported herein and in the Registration Statement, the Reporting Persons do not have any plans which related to or would result in:
a.	The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	Any material change in the present capitalization or dividend policy of the Issuer;
f.	Any other material change in the Issuer's business or corporate structure;
g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	Any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.

a.
(1) As of the date hereof, Augusta Ozama Investment Limited Partnership may be deemed to beneficially own 58,543,977 Common Shares, representing approximately 36.2% of the Issuer’s Shares (on the basis of 161,848,241 outstanding common shares of the Issuer).

(2) As of the date hereof, Richard Warke may be deemed to beneficially own 61,672,522 Common Shares, representing approximately 37.5% of the Issuer’s Common Shares (on the basis of 161,848,241 outstanding common shares of the Issuer, plus 2,700,000 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act).  The holdings are comprised of (i) 115,673 common shares and 2,700,000 options to purchase common shares held directly by Richard Warke, (ii) 26,335 common shares held by Augusta Capital, (iii) 84,500 common shares held by Augusta Investments, (iv) 58,543,977 common shares held by Augusta Ozama Investment Limited Partnership, and (v) 202,037 common shares held by Ozama.  Mr. Warke is the sole officer and director of Augusta Capital, Augusta Investments, Augusta Ozama, and Ozama.
b.	(1) Number of shares as to which Augusta Ozama Investment Limited Partnership has:
(i)	Sole power to vote or to direct the vote: 58,543,977
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 58,543,977
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 58,543,977
(vi)	Percent of class represented in Item (v) above: 36.2%
(2) Number of shares as to which Richard Warke has:
(i)	Sole power to vote or to direct the vote: 61,672,522
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 61,672,522
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 61,672,522
(vi)	Percent of class represented in Item (v) above: 37.5%
c.
On June 11, 2024 Richard Warke exercised 6,548 Options at C$1.20 per share.  The options were granted August 3, 2018 and were fully vested.  There have been no other transactions within the last sixty days.

d.	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 10.1	Solaris Resources Inc. Stock Option Plan effective June 20, 2018 as amended November 10, 2021

Exhibit 99.1	Joint Filing Agreement dated as of June 20, 2024 by and between Augusta Ozama Investment Limited Partnership and Richard Warke

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024

AUGUSTA OZAMA INVESTMENT LIMITED PARTNERSHIP

By:	/s/ Richard Warke
Name: Richard Warke
Title: Director of Augusta Capital GP Inc., the General Partner of Augusta Ozama Investment Limited Partnership

/s/ Richard Warke
Name: Richard Warke